

May 8, 2013

Via E-mail
Stephan Wallach
Chief Executive Officer
AL International, Inc.
2400 Boswell Road,
Chula Vista, CA 91914

> **Re: AL International, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed April 23, 2013**
> **File No. 000-54900**

Dear Mr. Wallach:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Note 6. Notes Payable and Other Debt, page F-26

1. We note your response to prior comment 4 in our letter dated April 16, 2013. Please note that our prior comment was not providing a conclusory statement on your accounting. As previously requested, please provide us with your GAAP basis for recognizing the note payable as other income so that we can better understand the basis for your conclusion. As part of your response, please also tell us how the liability met the threshold requirements for derecognition as provided for in ASC 405-20-40.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director